May 28, 2021	1271 Avenue of the Americas New York, New York 10020-1401 Tel: +1.212.906.1200 Fax: +1.212.751.4864 www.lw.com

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VIA EDGAR AND SECURE ELECTRONIC TRANSFER

Jan Woo, Esq.
Division of Corporation Finance
Office of Technology
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	EverCommerce Inc. Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted May 10, 2021 CIK No. 0001853145

Dear Ms. Woo:

On behalf of EverCommerce Inc., a Delaware corporation (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated May 26, 2021, relating to the above referenced Amendment No. 1 to Draft Registration Statement on Form S-1 submitted on May 10, 2021 (“Amendment No. 1”). We are submitting this letter via EDGAR and have publicly filed a revised Registration Statement on Form S-1 (the “Registration Statement”). For the Staff’s reference, we are also submitting, through the Commission’s Accellion/KiteWorks secure file transfer system, copies of this letter as well as both a clean copy of the Registration Statement and a copy marked to show all changes from the version confidentially submitted on May 10, 2021.

In this letter, the bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses. Except for page references appearing in the headings and Staff comments below  (which are references to Amendment No. 1), all page references herein correspond to the page of the Registration Statement.

May 28, 2021

Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 62

1.
We note your response and revised disclosures to prior comment 8.  In order to support your disclosure that you attract customers both from acquisitions and organically, which you indicate is a key growth strategy, and to balance your disclosure of revenue related to acquisitions in each period, please further revise to indicate, at minimum, how much of your increase in customers was due to acquisitions in each period.

Response: The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on pages 66 and 69 of the Registration Statement.

2.	We note your response to prior comment 8. Please provide us with your pro forma revenue retention rate for each of the quarters in fiscal 2019 and 2020 as well as the first quarter of 2021.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company’s pro forma revenue retention rate for each of the quarters in fiscal 2019 and 2020, as well as the first quarter of 2021 was as follows:

Q1 2019	Q2 2019	Q3 2019	Q4 2019	Q1 2020	Q2 2020	Q3 2020	Q4 2020	Q1 2021
99.9%	99.6%	99.4%	99.7%	99.4%	98.5%	99.1%	99.1%	99.1%

3.
We note your response and revised disclosures to prior comment 10. Please revise to clarify whether direct sales and marketing costs included in this measure relate to customers obtained through your various acquisitions. Also, further revise to clearly state this metric is not based on GAAP information and to address any factors that may positively or negatively impact the calculation of this metric.

Response: The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on page 67 of the Registration Statement.

Key Business and Financial Metrics, page 67

4.
We note your response and revised disclosures to prior comment 12.  However, it is still unclear how this measure reflects the “organic growth” of your business.  In this regard, organic revenue growth is typically attributable to increased sales from your own business operations and not growth generated through acquisitions.  Please revise to accurately describe what this measure represents, which is pro forma revenue from businesses acquired during the period including revenues generated during periods when you did not yet own the businesses, and not organic revenue generated by your own business operations.

Response: The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on page 70 of the Registration Statement.

May 28, 2021

Non-GAAP Financial Measures, page 68

5.
We note your response to prior comment 13. While we note that you do not allocate depreciation and amortization to cost of revenue for income statement presentation purposes, in order to reconcile this non-GAAP measure to the most directly comparable GAAP measure of gross profit you should provide a calculation of gross profit which includes the allocated portion of amortization and depreciation to cost of revenue.  Please revise. Refer to Item 10(e)(i)(A) of Regulation S-K and SAB Topic 11.B.

Response: The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on pages 70 and 71 of the Registration Statement to reconcile to the most directly comparable GAAP measure of gross profit, including an allocated amount of amortization and depreciation for cost of revenue.

6.
We note your response to prior comment 14.  We continue to believe that your purchase accounting adjustments for deferred revenue substitutes individually tailored recognition and measurement methods for those of GAAP.  Please revise to remove these adjustments.  Refer to Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations and Rule 100(b) of Regulation G.

Response: The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on pages 71 and 72 of the Registration Statement.

7.
We note your response to prior comment 15 regarding your non-GAAP adjustment for acquisition related non-recurring costs.  You state in your response that these costs do not drive revenue and business growth and are not part of your normal recurring operations. However, given the frequency and number of acquisitions completed in each period, and the fact that you consider acquiring businesses and solutions to be part of your key growth strategy that supports customer and business growth and expanded market share, it appears acquisitions are a key part of your normal business operations and strategy. Further, while you state that each individual acquisition is a distinct event, the volume of these transactions in their totality (e.g. 13 in fiscal 2019, 9 in fiscal 2020 and 3 to date in fiscal 2021) cannot be ignored when considering the recurring nature of such adjustment. Accordingly, please revise to remove this adjustment.  Refer to Item 10(e)(ii)(B) and Question 100.01 of the Non-GAAP Compliance and Disclosure Interpretations.

Response: The Company respectfully acknowledges your comment and continues to believe that its non-GAAP adjustment for acquisition related costs is an appropriate add back in accordance with Item 10(e)(ii)(B) and Question 100.01 of the Non-GAAP Compliance and Disclosure Interpretations.  In particular, the Company notes that while acquisitions are part of the Company's growth strategy, it is very focused on investing and growing organically, and its business is not dependent on making acquisitions.  In addition, while we acknowledge your point regarding the volume of our M&A transactions, our basis for the adjustment is due to the nature of the costs, not the frequency.  We believe that acquisition costs do not represent normal cash operating expenses necessary to operate the Company's business.  As noted in the Company's explanation of Adjusted EBITDA, acquisition costs only reflect specific deal-related costs, such as legal fees, financial and tax due diligence, consulting fees and escrow fees.  This adjustment does not represent integration costs, or other operating expenses necessary to operate these entities post-acquisition.  Moreover, while the Company has frequently acquired companies in the past, the amount and size of these acquisitions varies from period to period and historical trends are not necessarily indicative of future periods.  In some periods the Company may acquire fewer companies of greater size, while in other periods the Company may acquire more companies of smaller size. The Company believes that given the non-operational nature of, and variability in these costs, adjusting for these costs provides useful supplemental information that helps investors and analysts analyze the underlying trends in its financial results based on its ongoing cash operating expenses.  In response to the Staff's comment, the Company has removed the label “non-recurring” from its adjustment.

May 28, 2021

Comparison of the Years Ended December 31, 2020 and 2019 - Revenues, page 74

8.
We note your response and revised disclosures to prior comment 18. Please revise to better address the specific reasons for this increase in your revenue, including the amount due to new or acquired customers versus the amount due to upsells to existing customers, as well as the amount due to other factors such as pricing changes. Also, clarify for us your reference to the amount of revenue contributed from acquisitions consummated during the period and how that supports the period-over-period increase in revenue. In this regard, you had numerous acquisitions throughout 2019 for which you recognized a full year of revenue during fiscal 2020, but it is unclear from your disclosures how those acquisitions impacted your revenue growth. Similarly, in your March 31 results discussion you quantify the revenue from the 2021 acquisitions; however, it would seem the six acquisitions that occurred after the first quarter of 2020 also impacted your March 31, 2021 revenue growth. Please revise your disclosures as necessary.

Response: The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on pages 75 and 77 of the Registration Statement.

Notes to Consolidated Financial Statements
Note 4. Revenue, page F-27

9.
We note your revised disclosures in response to prior comment 23.  Please further revise to disclose, as you state in your response, that legal contracts with termination rights are considered to be one month contracts and are therefore excluded from your remaining performance obligation disclosures.

Response: The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on page F-28 of the Registration Statement.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 212-906-1623 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Benjamin J. Cohen

Benjamin J. Cohen
of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Eric Remer, Chief Executive Officer, EverCommerce Inc.
Marc Jaffe, Latham & Watkins LLP